UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Amendment No. 1

NOTIFICATION OF LATE FILING

Commission File Number     001-34661

☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

Dehaier Medical Systems Limited
Full Name of Registrant

Room 501, 83 Fuxing Road Haidian District
Address of principal executive office

Beijing 100856 People’s Republic of China
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant previously filed a Form 12b-25 with respect to its Annual Report on Form 20-F for the period ended December 31, 2015 on May 2, 2016. At the time of the initial report, the Registrant believed it would be able to finalize its financial reports and MD&A within fifteen (15) calendar days after the date the Annual Report was due. The Registrant is filing this Amendment 1 to Form 12b-25 because it needs additional time to finalize the financial reports to be included and the MD&A discussion based upon such financial reports, and to clarify certain information regarding subsequent events, in part due to significant changes in operations in the second half of 2015 and corporate developments in the first part of 2016. Although the Registrant continues to work diligently to complete this work, it does not believe it will be able to do so prior to the expiration of May 16, 2016. The Registrant does not expect to make further comment regarding completion of the Annual Report until its completion and filing.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Huili (Alisa) Li	+86 10	51660080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our revenues mainly come from medical products and mobile telemedicine. For the years ended December 31, 2015, 2014 and 2013, our total revenues from continuing operation amounted to approximately $1.32 million, $4.06 million and $7.40 million, respectively. Our revenues are subject to value added tax (“VAT”), sales returns and trade discounts. We deduct these amounts from our gross revenues to arrive at our total revenues. Our net loss attributable to the Company for the year ended December 31, 2015 was approximately $(35.96) million. Our net income attributable to the Company for the years ended December 31, 2014 and 2013 was approximately $1.00 million and $2.00 million, respectively.

The sales of Dehaier’s traditional medical device business declined significantly during the recent years. As a result, Dehaier started to develop a sleep respiratory business in 2013 to compete in an increasingly challenging market with new competitors. Since the sleep respiratory business is still at the developmental stage, the Company did not generate significant sales from its sleep respiratory operation in 2015. To try to make the Company’s future continuing operations profitable, the Company plans the following events:

(a)	Discontinue several unprofitable lines among the traditional medical device business to minimize losses;
(b)	Obtain financial support from either third parties or related parties; and
(c)	Launch a restructuring plan to operate the Company more efficiently.

Dehaier Medical Systems Limited

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2016	By:	/s/ Huili (Alisa) Li
Huili (Alisa) Li
Chief Financial Officer